UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces Agreement to Sell 10% WI in the Manati Gas Field in Brazil

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: November 23, 2020

ITEM 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES AGREEMENT TO SELL 10% WI

IN THE MANATI GAS FIELD IN BRAZIL

Bogota, Colombia – November 23, 2020 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil and Argentina today announced that its Board of Directors has approved an agreement to sell its 10% non-operated working interest (“WI”) in the Manati gas field in Brazil to Gas Bridge S.A. (“Gas Bridge”).

The total consideration of the transaction amounts to R$144.4 million (approximately $27 million1), including a fixed payment of R$124.4 million plus an earn-out of R$20.0 million, which is subject to obtaining certain regulatory approvals.

The transaction was agreed with an effective date of December 31, 2020 and is subject to certain conditions, including the acquisition by Gas Bridge of the remaining 90% WI and operatorship of the Manati gas field. Two other non-operating partners in the Manati gas field consortium with a combined 55% WI have already announced their respective agreements to sell their WI to Gas Bridge. Subject to the agreement by the remainder of the consortium and regulatory approvals, closing of the transaction would occur in 4Q2021.

The Manati Gas field has net proven and probable PRMS reserves of approximately 3 million barrels of oil equivalent, based on December 2019 DeGolyer and MacNaughton’s certification, and adjusted by production during the nine month period ended September 30, 2020 of 1,127 boepd.

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

GeoPark can be visited online at www.geo-park.com

____________________

1 Amount in dollars estimated using an exchange rate of R$5.35 per dollar.

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including regulatory approvals, the acquisition by Gas Bridge of the remaining WI and operatorship in the Manati gas field and the closing of the transaction. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company that could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

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